As filed with the Securities and Exchange Commission on May 18, 2010.

Registration No. 333-166399

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SCOLR PHARMA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	91-1689591
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

19204 North Creek Parkway, Suite 100

Bothell, WA 98011

(425) 368-1050

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard M. Levy

Chief Financial Officer

SCOLR Pharma, Inc.

19204 North Creek Parkway, Suite 100

Bothell, WA 98011

(425) 368-1050

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bruce A. Robertson

Peter B. Cancelmo

Garvey Schubert Barer

1191 Second Avenue

Suite 1800

Seattle, Washington 98101

(206) 464-0125

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with the dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a Smaller Reporting Company)	Smaller reporting company	☒

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 18, 2010

PROSPECTUS

SCOLR Pharma, Inc.

9,444,000 Shares of common stock

The 9,444,000 shares of our common stock offered by this prospectus include (i) 7,870,000 shares of our common stock issued by us to the selling stockholders in a private placement completed on March 12, 2010; and (ii) 1,574,000 shares of common stock issuable upon exercise of warrants granted to the selling stockholders in connection with the private placement. The private placement was completed in reliance on Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.

The selling stockholders may offer their SCOLR Pharma, Inc. common stock through public transactions executed through one or more broker-dealers at prevailing market prices, carried out through the NYSE Amex Exchange or one or more other stock exchanges (if the shares are listed on any other exchange at any time in the future), or in private transactions directly with purchasers at privately negotiated prices.

SCOLR Pharma, Inc. (“SCOLR” or the “Company”) common stock is listed on the NYSE Amex Exchange with the ticker symbol: “DDD.” On April 28, 2010, the closing price of one share of SCOLR Pharma, Inc. common stock on the NYSE Amex Exchange was $1.19. Our principal executive offices are located 19204 North Creek Parkway, Suite 100, Bothell, Washington, 98011, and our telephone number is (425) 368-1050.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An investment in these securities involves a high degree of risk. See “Risk Factors” beginning on page 3.

The date of this prospectus is                          , 2010.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in or incorporated by reference into this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 3 before deciding whether to purchase shares of our common stock.

The Company

We are a specialty pharmaceutical company. Our corporate objective is to combine our formulation experience and knowledge with our proprietary and patented Controlled Delivery Technology (CDT®) platforms to develop novel pharmaceutical, over-the-counter (OTC), and nutritional products. Our CDT platforms are based on multiple issued and pending patents and other intellectual property for the programmed release or enhanced performance of active pharmaceutical ingredients and nutritional products.

We have developed multiple private label controlled release nutritional products incorporating our CDT platforms that are sold by national retailers. In October 2005, we entered into a strategic alliance with a subsidiary of Perrigo Company for the manufacture, marketing, distribution, sale and use of certain dietary supplement products in the United States. We receive royalty payments based on a percentage of Perrigo’s net profits derived from the sales of products covered by our agreement. We have developed additional nutritional products and are seeking to expand sales of nutritional products through additional channels in the United States, as well as in Canada, Europe and other markets.

We are seeking to take advantage of an opportunity to provide our novel extended release dietary supplements to the market via direct sales efforts to numerous national retailers. This distribution channel is anticipated to provide higher contribution margins as compared to royalty revenues from a partnership. We have commercial relationships with sales and marketing brokers, contract manufacturing and distribution firms, in order to support these direct sales efforts.

Our lead product candidate is a CDT-based extended release formulation of ibuprofen, an analgesic typically used for the treatment of pain, fever and inflammation. In November 2008, we successfully completed our pivotal Phase III trial to evaluate the safety and efficacy of our 12 hour CDT 600 mg extended release ibuprofen for the OTC market. There are currently no extended release formulations of ibuprofen approved for use in North America. In addition, our first Abbreviated New Drug Application, or ANDA, for our 12 hour pseudoephedrine product was accepted by the FDA in September 2008. The application is currently under review and we anticipate approval later in 2010. We believe our formulation will offer attractive tablet size and cost saving opportunities when compared to similar tablets already on the market.

We were incorporated on October 12, 1994, in Delaware under the name Caddy Systems, Inc. From April 1995 to July 2002, we operated under the name Nutraceutix, Inc. In July 2002, we changed our name to SCOLR, Inc. and to SCOLR Pharma, Inc. in July 2004. SCOLR is an acronym for “Self-Correcting Oral Linear Release,” an important feature of our lead technology.

Our principal executive offices are located at 19204 North Creek Parkway, Suite 100, Bothell, WA 98011. The telephone number of our principal executive offices is (425) 368-1050. Our website is www.scolr.com. Information contained on our website is not part of, and is not incorporated into, this prospectus. Our filings with the SEC are available without charge on our website.

Private Placement Transaction

On March 12, 2010, we entered into Unit Purchase Agreements with certain accredited investors for the private placement of the Company’s units, consisting of one share of the Company’s common stock and a common stock purchase warrant which entitles the holder to purchase one-fifth of one share of common stock. The warrants have an exercise price of $0.75 per full share of common stock and are exercisable, beginning six months from the warrant issuance date, for a period of five years from the warrant issuance date. Purchase and sale of the aggregate of 8,260,000 shares of the Company’s common stock and warrants to purchase 1,652,000 shares of our common stock resulted in gross proceeds of $4,130,000. In addition, Taglich Brothers, Inc. received warrants to purchase 578,200 shares of our common stock and approximately $289,000 for acting as the placement agent for the private placement. Net proceeds to the Company were approximately $3,700,000 after the deduction of placement agent fees and other offering costs. As requested by the holders thereof, 390,000 of the 8,260,000 shares of our common stock sold in the private placement are not being registered hereunder. Similarly, 78,000 shares of common stock underlying warrants held by such holders, and 578,200 shares of common stock underlying the warrant issued to Taglich Brothers, Inc. are not being registered hereunder.

Pursuant to the Unit Purchase Agreements, we agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the shares issued in the private placement (including shares of common stock issuable upon exercise of warrants) no later than 60 days after closing and to use our best efforts to have the registration statement declared effective as soon as practicable after the filing date.

RISK FACTORS

The securities offered by this prospectus involve a high degree of risk. You should only acquire our securities if you can afford to lose your entire investment. You should carefully consider the following risk factors, as well as all of the other information set forth in this prospectus, before making a decision to purchase our securities.

We do not have sufficient cash to fund the development of our drug delivery operations.

We anticipate that, based on our current operating plan, our existing cash and cash equivalents, together with expected royalties from third parties and revenues anticipated from direct sales of nutritional products, will be sufficient to fund our operations into the second half of 2011. Our current operating plan reflects reductions in personnel, and other operating expense reductions implemented during 2009; however, our marketing, personnel and working capital requirements are expected to increase through 2010 as we expand our direct sales of nutritional products. We are actively managing our liquidity by limiting our clinical and development expenses to our lead products and supporting our existing alliances and collaborations. We have deferred all significant expenditures on new projects as well as major expenditures for our lead products pending additional financing or partnership support. We plan to continue efforts to enter into collaboration and licensing agreements for our product candidates, including extended release ibuprofen that may provide additional funding for our operations. If we are unsuccessful with these efforts, we may have to significantly curtail or cease operations.

If we cannot generate revenues sufficient to sustain our operations we will need to raise additional capital to fund operations, conduct clinical trials, continue research and development projects, and commercialize our product candidates. The timing and amount of our need for additional financing will depend on a number of factors, including:

•	the structure and timing of collaborations with strategic partners and licensees;

•	our timetable and costs for the development of marketing operations and other activities related to the commercialization of our product candidates;

•	the progress of our research and development programs and expansion of such programs;

•	the emergence of competing technologies and other adverse market developments; and,

•	the prosecution, defense and enforcement of potential patent claims and other intellectual property rights.

Additional equity or debt financing may not be available to us on acceptable terms, or at all. If we raise additional capital by issuing equity securities, substantial dilution to our existing stockholders may result which could decrease the market price of our common stock due to the sale of a large number of shares of our common stock in the market, or the perception that these sales could occur. These sales, or the perception of possible sales, could also impair our ability to raise capital in the future. In addition, the terms of any equity financing may adversely affect the rights of our existing stockholders. If we raise additional funds through strategic alliance or licensing arrangements, we may be required to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that are unfavorable to us, which could substantially reduce the value of our business. If we are forced to reduce or cease our operations we may trigger additional obligations, including contractual severance obligations aggregating as much as $690,000. In addition, we may be forced to liquidate assets at reduced levels due to our immediate liquidity requirements.

If we are unable to obtain sufficient additional financing, we would be unable to meet our obligations and we would be required to delay, reduce or eliminate some or all of our business operations, including the pursuit of licensing, strategic alliances and development of drug delivery programs.

We have a history of substantial operating losses and we may continue to incur substantial losses in the future, which would negatively impact our ability to run our business.

We have a history of operating losses and we may continue to incur significant losses in the future unless our direct nutritional sales efforts are successful. We do not plan to continue the costly process of simultaneously conducting clinical trials and preclinical research for multiple product candidates without a partner. Our product development program may not lead to commercial products, either because our product candidates fail to be effective, are not attractive to the market, or because we lack the necessary financial or other resources or relationships to pursue our programs through commercialization. Our net losses are likely to continue as we advance preclinical research and clinical trials, apply for regulatory approvals, develop our product candidates, and support commercialization of our potential products.

We have funded our operations primarily through the issuance of equity securities and we may not be able to generate positive cash flow in the future. If our efforts to increase revenues through direct sales of nutritional products are not successful we will need to seek additional funds through the issuance of equity securities or other sources of financing. If we are unable to obtain necessary additional financing, our ability to run our business will be adversely affected and we may be required to reduce the scope of our research and business activity or cease operations.

Our efforts to increase direct sales of nutritional products may not be successful.

Our revenue strategy involves direct sales of nutritional products, primarily through retail channels. We do not own manufacturing facilities necessary to support these sales and will be dependent on third party manufacturers to produce and in some cases distribute our nutritional products. Our direct sales efforts in the nutritional market will not be successful if, among other factors, our manufacturing partners cannot manufacture the products in a quality, timely and cost effective manner. Additionally, our revenues may not support the substantial increase in working capital required to source and inventory product from third party manufacturers for later sale, and we do not have a credit facility to draw upon to support our working capital requirements.

Our limited experience in preparing applications for regulatory approval of our products, and our lack of experience in obtaining such approval, may increase the cost of and extend the time required for preparation of necessary applications.

Each OTC or pharmaceutical product we develop will require a separate costly and time consuming regulatory approval before we or our collaborators can manufacture and sell it in the United States or internationally. The regulatory process to obtain market approval for a new drug takes many years and requires the expenditure of substantial resources. We have had only limited experience in preparing applications and do not have experience in obtaining regulatory approvals. As a result, we believe we will rely primarily on third party contractors to help us prepare applications for regulatory approval, which means we will have less control over the timing and other aspects of the regulatory process than if we had our own expertise in this area. Our limited experience in preparing applications and obtaining regulatory approval could delay or prevent us from obtaining regulatory approval and could substantially increase the cost of applying for such approval.

We may not obtain regulatory approval for our products, which would materially impair our ability to generate revenue.

We may encounter delays or rejections during any stage of the regulatory approval process based upon the failure of clinical data to demonstrate compliance with, or upon the failure of the product to meet the FDA’s requirements for safety, efficacy, quality, and/or bioequivalence; and, those requirements may become more stringent due to changes in regulatory agency policy or the adoption of new regulations. For example, after submission of a marketing application, in the form of an NDA or ANDA, the FDA may deny the application, may require additional testing or data, and/or may require post marketing testing and surveillance to monitor the safety or efficacy of a product. In addition, the terms of approval of any marketing application, including the labeling content, may be more restrictive than we desire and could affect the marketability of products incorporating our extended release technology.

Certain products incorporating our technology will require the filing of an NDA. A full NDA must include complete reports of preclinical, clinical, and other studies to prove adequately that the product is safe and effective, which involves among other things, full clinical testing, and as a result requires the expenditure of substantial resources. In certain cases involving extended release versions of FDA-approved immediate release products, we may be able to rely on existing publicly available safety and efficacy data to support an NDA for extended release products under Section 505(b)(2) of the FDCA when such data exists for an approved immediate release or extended release version of the same active chemical ingredient. We can provide no assurance, however, that the FDA will accept a Section 505(b)(2) NDA, or that we will be able to obtain publicly available data that is useful. The Section 505(b)(2) NDA process is a highly uncertain avenue to approval because the FDA’s policies on Section 505(b)(2) have not yet been fully developed. There can be no assurance that the FDA will approve an application submitted under Section 505(b)(2) in a timely manner or at all. Our inability to rely on the 505(b)(2) process would increase the cost and extend the time frame for FDA approvals.

If our clinical trials are not successful or take longer to complete than we expect, we may not be able to develop and commercialize our products.

In order to obtain regulatory approvals for the commercial sale of potential products utilizing our CDT platforms, we or our collaborators will be required to complete clinical trials in humans to demonstrate the safety and efficacy, or in certain cases, the bioequivalence, of the products. However, we or our collaborators may not be able to commence or complete these clinical trials in any specified time period, or at all, either because the appropriate regulatory agency objects or for other reasons, including:

•	unexpected delays in the initiation of clinical sites;

•	slower than projected enrollment of eligible patients;

•	competition with other ongoing clinical trials for clinical investigators or eligible patients;

•	scheduling conflicts with participating clinicians;

•	limits on manufacturing capacity, including delays of clinical supplies; and,

•	the failure of our products to meet required standards.

We also rely on academic institutions and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated scheduled or consistent with a clinical trial protocol.

Even if we complete a clinical trial of one of our potential products, the clinical trial may not indicate that our product is safe or effective to the extent required by the FDA or other regulatory agency to approve the product. If clinical trials do not show any potential product to be safe, efficacious, or bioequivalent, or if we are required to conduct additional clinical trials or other testing of our products in development beyond those that we currently contemplate, we may be delayed in obtaining, or may not obtain, marketing approval for our products. Our product development costs may also increase if we experience delays in testing or approvals, which could allow our competitors to bring products to market before we do and would impair our ability to commercialize our products.

We face intense competition in the drug delivery business, and our failure to compete effectively would decrease our ability to generate meaningful revenues from our products.

The drug delivery business is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. Many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than we do. We are subject to competition from numerous other entities that currently operate or intend to operate in the industry. These include companies that are engaged in the development of extended release drug delivery technologies and products as well as other manufacturers that may decide to undertake in-house development of these products. Some of our direct competitors in the drug delivery industry include Biovail, Inc., Penwest, SkyePharma PLC, Depomed, Elan Corporation, PLC, Flamel Technologies, Inc., Impax Laboratories, Inc., Labopharm, and KV Pharmaceutical Company. Many of the major pharmaceutical companies also have internal drug delivery programs that may compete directly with our business.

Many of our competitors have more extensive experience than we have in conducting preclinical studies and clinical trials, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. Many competitors also have competing products that have already received regulatory approval or are in late-stage development, and may have collaborative arrangements in our target markets with leading companies and research institutions.

Our competitors may develop or commercialize more effective, safer or more affordable products, or obtain more effective patent protection, than we are able to develop, commercialize or obtain. As a result, our competitors may commercialize products more rapidly or effectively than we do, which would adversely affect our competitive position, the likelihood that our products will achieve market acceptance, and our ability to generate meaningful revenues from our products.

If we fail to comply with extensive government regulations covering the manufacture, distribution and labeling of our products, we may have to withdraw our products from the market, close our facilities or cease our operations.

Our products, potential products, and manufacturing and research activities are subject to varying degrees of regulation by a number of government authorities in the United States (including the Drug Enforcement Agency, FDA, Federal Trade Commission, and Environmental Protection Agency) and in other countries. For example, our activities, including preclinical studies, clinical trials, manufacturing, distribution, and labeling are subject to extensive regulation by the FDA and comparable authorities outside the United States. Also, our statements and our customers’ statements regarding dietary supplement products are subject to regulation by the FTC. The FTC enforces laws prohibiting unfair or deceptive trade practices, including false or misleading advertising. In recent years, the FTC has brought a number of actions challenging claims by nutritional companies.

Each OTC or pharmaceutical product we develop will require a separate costly and time consuming regulatory approval before we or our collaborators can manufacture and sell it in the United States or internationally. Even if regulatory approval is received, there may be limits imposed by regulators on a product’s use or it may face subsequent regulatory difficulties. Approved products are subject to continuous review and the facilities that manufacture them are subject to periodic inspections. Furthermore, regulatory agencies may require additional and expensive post-approval studies. If previously unknown problems with a product candidate surface, or the manufacturing or laboratory facility is deemed non-compliant with applicable regulatory requirements, an agency may impose restrictions on that product or on us, including requiring us to withdraw the product from the market, close the facility, and/or pay substantial fines.

We also may incur significant costs in complying with environmental laws and regulations. We are subject to federal, state, local and other laws and regulations governing the use, manufacture, storage, handling, and disposal of materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident occurs, we could be held liable for any damages that result and these damages could exceed our resources.

Our ability to commercialize products containing pseudoephedrine may be adversely impacted by retail sales controls, legislation, and other measures designed to counter diversion and misuse of pseudoephedrine in the production of methamphetamine, an illegal drug.

We are waiting on approval from the FDA and intend to commercialize an extended release formulation of pseudoephedrine. On March 10, 2006, Congress enacted the Patriot Act, which included the Combat Methamphetamine Epidemic Act of 2005. Among its various provisions, this national legislation placed restrictions on the purchase and sale of all products containing pseudoephedrine and imposed quotas on manufacturers relating to the sale of products containing pseudoephedrine. Many states have also imposed statutory and regulatory restrictions on the manufacture, distribution and sale of pseudoephedrine products. Our ability to commercialize products containing pseudoephedrine and the market for such products may be adversely impacted by existing or new retail sales controls, legislation and market changes relating to diversion and misuse of pseudoephedrine in the production of methamphetamine.

If we cannot establish collaborative arrangements with leading individuals, companies and research institutions, we may have to discontinue the development and commercialization of our products.

We have limited experience in conducting full scale clinical trials, preparing and submitting regulatory applications, or manufacturing and selling pharmaceutical products. In addition, we do not have sufficient resources to fund the development, regulatory approval, and commercialization of our products. We expect to seek collaborative arrangements and alliances with corporate and academic partners, licensors and licensees to assist with funding research and development, to conduct clinical testing, and to provide manufacturing, marketing, and commercialization of our product candidates. We may rely on collaborative arrangements to obtain the regulatory approvals for our products.

For our collaboration efforts to be successful, we must identify partners whose competencies complement ours. We must also enter into collaboration agreements with them on terms that are favorable to us and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into collaboration agreements with acceptable partners or negotiating favorable terms in these agreements.

If we cannot establish collaborative relationships, we will be required to find alternative sources of funding and to develop our own capabilities to manufacture, market, and sell our products. If we are not successful in finding funding and developing these capabilities, we will have to terminate the development and commercialization of our products.

If our existing or new collaborations are not successful, we will have to establish our own commercialization capabilities, which would be expensive and time consuming and could delay the commercialization of the affected product.

Some of our products are being developed and commercialized in collaboration with corporate partners. Under these collaborations, we may be dependent on our collaborators to fund some portion of development, to conduct clinical trials, to obtain regulatory approvals for, and manufacture, market and sell products using our CDT platforms.

We have very limited experience in manufacturing, marketing and selling pharmaceutical products. There can be no assurance that we will be successful in developing these capabilities.

Our existing collaborations may be subject to termination on short notice. If any of our collaborations are terminated, we may be required to devote additional resources to the product covered by the collaboration, seek a new collaborator on short notice or abandon the product. The terms of any additional collaborations or other arrangements that we establish may not be favorable to us.

Our collaborations or other arrangements may not be successful because of factors such as:

•	our collaborators may have insufficient economic motivation to continue their funding, research, development, and commercialization activities;

•	our collaborators may discontinue funding any particular program, which could delay or halt the development or commercialization of any product candidates arising out of the program;

•	our collaborators may choose to pursue alternative technologies or products, either on their own or in collaboration with others, including our competitors;

•	our collaborators may lack sufficient financial, technical or other capabilities to develop these product candidates;

•	we may underestimate the length of time that it takes for our collaborators to achieve various clinical development and regulatory approval milestones; or,

•	our collaborators may be unable to successfully address any regulatory or technical challenges they may encounter.

We have no manufacturing capabilities and will be dependent on third party manufacturers.

We do not have commercial scale facilities to manufacture any products we may develop in accordance with requirements prescribed by the FDA. Consequently, we have to rely on third party manufacturers of the products we are evaluating in clinical trials. If any of our product candidates receive FDA or other regulatory authority approval, we will rely on third-party contractors to perform the manufacturing steps for our products on a commercial scale. We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA and other regulatory authorities, as applicable, must approve any replacement manufacturer, including us, and we or any such third party manufacturer may be unable to formulate and manufacture our drug products in the volume and of the quality required to meet our clinical and commercial needs. We will be dependent upon these third parties to supply us in a timely manner with products manufactured in compliance with current good manufacturing practices (cGMPs) or similar manufacturing standards imposed by foreign regulatory authorities where our products will be tested and/or marketed. While the FDA and other regulatory authorities maintain oversight for cGMP compliance of drug manufacturers, contract manufacturers may at times violate cGMPs. The FDA and other regulatory authorities may take action against a contract manufacturer who violates cGMPs. We currently rely on third party manufacturers for the production of a number of our product candidates. If these third party manufacturers are unable to provide adequate products and services to us, we could suffer a delay in our clinical trials and the development of or the submission of products for regulatory approval. In addition, we would not have the ability to commercialize products as planned and deliver products on a timely basis, and we may have higher product costs or we may be required to cease distribution or recall some or all batches of our products.

If we fail to protect and maintain the proprietary nature of our intellectual property, our business, financial condition and ability to compete would suffer.

We principally rely on patent, trademark, copyright, trade secret and contract law to establish and protect our proprietary rights. We own or have exclusive rights to several U.S. patents and patent applications and we expect to apply for additional U.S. and foreign patents in the future. The patent positions of pharmaceutical, nutritional, and bio-pharmaceutical firms, including ours, are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. The coverage claimed in our patent applications can be significantly reduced before a patent is issued, and the claims allowed on any patents or trademarks we hold may not be broad enough to protect our technology. In addition, our patents or trademarks may be challenged, invalidated or circumvented, or the patents of others may impede our collaborators’ ability to commercialize the technology covered by our owned or licensed patents. Moreover, any current or future issued or licensed patents, or trademarks, or existing or future trade secrets or know-how, may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of our already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. In addition, there is a risk that others may independently develop proprietary technologies and processes that are the same as, or substantially equivalent or superior to ours, or become available in the market at a lower price. There is a risk that we have infringed or in the future will infringe patents or trademarks owned by others, that we will need to acquire licenses under patents or trademarks belonging to others for technology potentially useful or necessary to us, and that licenses will not be available to us on acceptable terms, if at all. We cannot assure you that:

•	our patents or any future patents will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents;

•	any of our future processes or products will be patentable;

•	any pending or additional patents will be issued in any or all appropriate jurisdictions;

•	our processes or products will not infringe upon the patents of third parties; or,

•	we will have the resources to defend against charges of patent infringement by third parties or to protect our own patent rights against infringement by third parties.

We may have to litigate to enforce our patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation could adversely affect our financial results and stock price.

We also rely on trade secrets and proprietary know-how, which we seek to protect by confidentiality agreements with our employees, consultants, advisors, and collaborators. There is a risk that these agreements may be breached, and that the remedies available to us may not be adequate. In addition, our trade secrets and proprietary know-how may otherwise become known to or be independently discovered by others.

Significant expenses in applying for patent protection and prosecuting our patent applications will increase our need for capital and could harm our business and financial condition.

We intend to continue our substantial efforts in applying for patent protection and prosecuting pending and future patent applications both in the United States and internationally. These efforts have historically required the expenditure of considerable time and money, and we expect that they will continue to require significant expenditures. If future changes in United States or foreign patent laws complicate or hinder our efforts to obtain patent protection, the costs associated with patent prosecution may increase significantly.

If we fail to attract and retain key executive and technical personnel we could experience a negative impact on our ability to develop and commercialize our products and our business will suffer.

The success of our operations will depend to a great extent on the collective experience, abilities and continued service of relatively few individuals. We are dependent upon the continued availability of the services of our employees, many of whom are individually key to our future success. For example, if we lose the services of Stephen J. Turner, our President and Chief Executive Officer, or our Vice President and Chief Financial Officer, Richard M. Levy, we could experience a negative impact on our ability to develop and commercialize our CDT technology, our financial results, and our stock price. We also rely on members of our scientific staff for product research and development. The loss of the services of key members of this staff could substantially impair our ongoing research and development and our ability to obtain additional financing. We do not carry key man life insurance on any of our personnel.

Our success also significantly depends upon our ability to attract and retain highly qualified personnel. We face intense competition for personnel in the drug delivery industry. To compete for personnel, we may need to pay higher salaries and provide other incentives than those paid and provided by more established entities. Our limited financial resources may hinder our ability to provide such salaries and incentives. Our personnel may voluntarily terminate their relationship with us at any time, and the process of locating additional personnel with the combination of skills and attributes required to carry out our strategy could be lengthy, costly and disruptive. If we lose the services of key personnel, or fail to replace the services of key personnel who depart, we could experience a severe negative impact on our financial results and stock price.

Future laws or regulations may hinder or prohibit the production or sale of our products.

We may be subject to additional laws or regulations in the future, such as those administered by the FDA or other federal, state or foreign regulatory authorities. Laws or regulations that we consider favorable, such as the Dietary Supplement Health and Education Act, DSHEA, may be repealed. Current laws or regulations may be interpreted more stringently. We are unable to predict the nature of such future laws, regulations or interpretations, nor can we predict what effect they may have on our business. Possible effects or requirements could include the following:

•	the reformulation of certain products to meet new standards;

•	the recall or discontinuance of certain products unable to be reformulated;

•	imposition of additional record keeping requirements;

•	expanded documentation of the properties of certain products; or,

•	expanded or different labeling, or scientific substantiation.

Any such requirement could have a material adverse effect on our results of operations and financial condition.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

The NYSE Amex Exchange (formerly the American Stock Exchange or AMEX) may consider delisting our common stock.

On June 25, 2009 the Company received notice from the NYSE Amex Exchange (the “Exchange”) that it was not in compliance with Section 1003(a)(iii) of the NYSE Amex Company Guide (the “Company Guide”) with stockholders’ equity of less than $6 million and losses from continuing operations and net losses in its five most recent fiscal years. The Company submitted a plan of compliance on July 29, 2009, advising the Exchange of action it has taken and will take, to regain compliance with Section 1003(a)(iii) of the Company Guide by December 27, 2010. In September 2009, the Exchange approved the Company’s plan to regain compliance with the continued listing standard set forth in Section 1003(a)(iii) of the NYSE Amex Company Guide within the specified timeframes indicated by the Exchange. However the Exchange simultaneously issued a notice that the Company does not meet the continued listing standard set forth in Section 1003(a)(iv) of the NYSE Amex Company Guide because, based on the Exchange’s review of the Company’s Form 10-Q for the period ending June 30, 2009, the Company has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Company will be able to continue operations and/or meet its obligations as they mature. On April 13, 2010, the Company received notice from the Exchange that the Company had resolved the continued listing deficiency with respect to Section 1003(a)(iv) of the Company Guide referenced in the September 15, 2009 notice from the Exchange. The Exchange noted that the Company remains non-compliant with the stockholder’s equity requirements of Section 1003(a)(iii) of the Company Guide and the Exchange staff will continue to monitor the Company for compliance. If the Company is not in compliance with the continued listing standards within the appropriate time periods, or if the Company does not make progress consistent with the plan during the plan periods, the Company may become subject to delisting proceedings. If we are delisted from the Exchange, then our common stock will trade, if at all, only on the over-the-counter markets, such as the OTC Bulletin Board securities market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, delisting of our common stock could further depress our stock price, substantially limit the liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Delisting from the Exchange could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

A significant number of shares of our common stock are or will be eligible for sale in the open market, which could drive down the market price for our common stock and make it difficult for us to raise capital.

As of March 31, 2010, 49,572,555 shares of our common stock were outstanding, and there were 9,328,169 shares of our common stock issuable upon the exercise of outstanding options and warrants. Our stockholders may experience substantial dilution if we raise additional funds through the sale of equity securities, and sales of a large number of shares by us or by existing stockholders could materially decrease the market price of our common stock and make it more difficult for us to raise additional capital through the sale of equity securities. The risk of dilution and the resulting downward pressure on our stock price could also encourage stockholders to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

Our stock price is subject to significant volatility.

The market price of our common stock could fluctuate significantly. Those fluctuations could be based on various factors in addition to those otherwise described in this report, including:

•	general conditions in the healthcare industry;

•	general conditions in the consumer products industry;

•	general conditions in the financial markets;

•	our failure or the failure of our collaborative partners, for any reason, to obtain FDA approval for any of our products or products we license;

•	for those products that are ultimately approved by the FDA, the failure of the FDA to approve such products in a timely manner consistent with the FDA’s historical approval process;

•	our failure, or the failure of our third-party partners, to successfully commercialize products approved by the FDA;

•	our failure to generate product revenues and corresponding profits;

•	problems incurred by our primary third party suppliers/vendors;

•	our ability to exercise/redeem certain outstanding warrants to purchase our common stock;

•	the sale of additional debt and/or equity securities by us;

•	announcements by us or others of the results of preclinical testing and clinical trials and regulatory actions, technological innovations or new commercial therapeutic products; and,

•	developments or disputes concerning patent or any other proprietary rights.

Certain provisions in our charter documents and otherwise may discourage third parties from attempting to acquire control of our company, which may have an adverse effect on the price of our common stock.

Our board of directors has the authority, without obtaining stockholder approval, to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by our stockholders. Our certificate of incorporation and bylaws also provide for special advance notice provisions for proposed business at annual meetings. In addition, Delaware and Washington law contain certain provisions that may have the effect of delaying, deferring or preventing a hostile takeover of our company. Further, we have a stockholder rights plan that is designed to cause substantial dilution to a person or group that attempts to acquire our company without approval of our board of directors, and thereby make a hostile takeover attempt prohibitively expensive for a potential acquirer. These provisions, among others, may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of our company, even if stockholders may consider such a change in control to be in their best interests, which may cause the price of our common stock to suffer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the registration statement of which it forms a part, any prospectus supplement and the documents incorporated by reference into these documents contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “will,” “foresee” and similar expressions to identify these forward-looking statements. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the SEC, or press releases or oral statements made by or with the approval of one of our authorized executive officers. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in the section entitled “Risk Factors” beginning on page 3 of this prospectus. Readers are cautioned not to place undue reliance on any forward-looking statements contained herein, which reflect management’s opinions only as of the date hereof. Except as required by law, the Company undertakes no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we have made or will make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

USE OF PROCEEDS

All net proceeds from the sale of the shares of our common stock being offered under this prospectus will go to the selling stockholders. Accordingly, we will not receive any proceeds from sales of these shares. We are paying the expenses of registration of the shares being offered under this prospectus.

The warrants entitle the selling stockholders to purchase over a period of five years up to an aggregate of 1,574,000 shares of our common stock at an exercise price equal to $0.75 per share. We will receive the proceeds of any exercise of the warrants. All such proceeds will be used for research and development, expansion of our nutritional business, working capital and other general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the number of shares owned by each of the selling stockholders who acquired their shares as a result of the private placement completed on March 12, 2010. The number of shares owned also includes shares of our common stock issuable upon exercise of warrants that were issued to the selling stockholders in connection with the private placement. None of the selling stockholders has had a material relationship with us during the past three years. No estimate can be given as to the amount of our common stock that will be held by the selling stockholders after the completion of this offering because the selling stockholders may offer all or some of the common stock beneficially owned by them. There are currently no agreements, arrangements or understandings with respect to the sale of any of our common stock. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. This prospectus also covers any additional shares of common stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock.

Name of Security Holder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Registered for Sale Hereby (1)	Number of Shares Beneficially Owned After the Offering
			Number(2)	Percentage(3)

ALLISON BIBICOFF	127,000	72,000	55,000	*

ANDREW K LIGHT	184,323	142,800	41,523	*
ANDREW M SCHATZ & BARBARA F WOLF JTWROS	77,000	48,000	29,000	*

ANGUS BRUCE LAURALEE BRUCE	100,000	96,000	4,000	*

ANN B OLDFATHER	44,000	36,000	8,000	*
APPLEBAUM FAMIILY LTD PARTNERS IRVING APPLEBAUM GENERAL PTNR	62,785	36,000	26,785	*
ARTHUR D STERLING & MARIE E STERLING JT/WROS	227,619	180,000	47,619	*

ARTHUR H FINNEL	145,000	48,000	97,000	*

AUSTIN BROWN	41,000	24,000	17,000	*
DR BALDEV S BRAR & DR GURMUKH K BRAR JT TEN WROS	43,523	24,000	19,523	*

BRUCE NEWELL	68,000	48,000	20,000	*
WILLIAM C STEELE TTEE WILLIAM C STEELE LIVING TRUST UAD 5-11-98	158,009	96,000	62,009	*
ROBERT W ALLEN TRUST UAD 04/29/08 ROBERT W ALLEN TTEE	691,259	180,000	511,259	1%

ROBERT P GIESEN	78,500	24,000	54,500	*

CHARLES B HILTON	106,000	96,000	10,000	*
CHARLES E KLABUNDE TRUST CHARLES E KLABUNDE TTEE U/A DATED 4/9/03	56,200	31,200	25,000	*

CHRISTINE NITZ	66,164	48,000	18,164	*
CSL ASSOCIATES, LP	360,000	360,000	—	*

CORBERT L CLARK JR	34,000	24,000	10,000	*

HILLSON PRIVATE PARTNERS II LLLP	36,000	36,000	—	*

HILLSON PRIVATE PARTNERS III LLLP	79,800	79,800	—	*

HILLSON PARTNERS LP	1,991,105	204,000	1,787,105	3.6%

DAVID J. LARKWORTHY TOD DTD 01/20/06	44,000	24,000	20,000	*

DAVID G LINVILLE	91,300	49,800	41,500	*

ROSS MATTIS PROPERTIES LLC	33,000	18,000	15,000	*

DENNIS FORTIN	457,666	216,000	241,666	*
DONALD B. MCCULLOCH TRUST U/A/DTD 3/16/77 DONALD B. MCCULLOCH AND JACQUELINE M MCCULLOCH COTRUSTEE	63,523	48,000	15,523	*

DONALD V MOLINE	44,000	24,000	20,000	*
FRANK GIMENEZ & PHILOMENA GIMENEZ JTWROS	66,000	36,000	30,000	*

FRANK J VEGA	42,250	24,000	18,250	*

GARY L GRAY	41,000	36,000	5,000	*
GARY ARNOLD AND PATRICIA ARNOLD TEN COM	371,738	96,000	275,738	*
GERALD I ROSENFELD PC PROFIT SHARING TRUST U A/D 7-1 GERALD I ROSENFELD TTEE	33,070	24,000	9,070	*
GERALD ZOBEL TTEE GRETA R ZOBEL TRUST U A DATED 3-23-93	24,000	24,000	—	*

GLENN SCHABEL	54,500	30,000	24,500	*

THREE TREASURES LP	66,000	36,000	30,000	*

PATIENCE PARTNERS	150,500	60,000	90,500	*
HARVEY BIBICOFF AND JACQUELINE BIBICOFF TRUSTEES OF THE BIBICOFF FAMILY TRUST DTD 5/16/00	613,245	60,000	553,245	1.1%

HOWARD A KALKA	194,571	96,000	98,571	*
JAMES F MATCEK & CLAUDIA A MATCEK JT/TEN	49,000	24,000	25,000	*

JAMES L VARDON	34,000	24,000	10,000	*
INGRATES RETIREMENT PLAN C/O JAY GOLDMAN TRUSTEE	23,000	12,000	11,000	*
JEFFREY L SADAR & BARBARA A SADAR JTWROS	60,000	24,000	36,000	*

TADYCH FAMILY LIMITED PARTNERSHIP 1995	63,000	48,000	15,000	*

JOSEPH N SCIMONE	120,000	120,000	—	*

DIANA SIMICH JOHN SIMICH	44,000	24,000	20,000	*
JOHN R BERTSCH TRUST DTD 12/4/2004 JOHN R BERTSCH TRUSTEE	319,738	180,000	139,738	*

LIPMAN CAPITAL GROUP INC RETIREMENT PLAN JOHN C LIPMAN TTEE	136,800	136,800	—	*

JOHN C LIPMAN	94,800	94,800	—	*

JOHN W CROW	38,047	24,000	14,047	*
JUNGE REVOCABLE TRUST UAD 12/09/91 JOHN P JUNGE TTEE AMD 09/26/06	102,000	72,000	30,000	*

JOHN R WIENCEK	92,900	72,000	20,900	*

JOSEPH MARTHA	31,600	24,000	10,000	*
KAPLAN FAMILY TRUST 2002 KALMAN R. KAPLAN TTEE	49,786	24,000	25,786	*

KATHERINE E NITZ	36,564	12,000	24,564	*

KENNETH W CLEVELAND	68,100	24,000	44,100	*
KENNETH J FEROLDI NANCY J FEROLDI JTWROS	111,600	36,000	75,600	*

CHESTNUT RIDGE PARTNERS LP	1,200,000	1,200,000	—	*
EMBRY FAMILY LIVING TRUST DTD 12/15/94 LLOYD BERTIS EMBRY AND KIM THU NGO EMBRY CO-TTEE’S	121,000	96,000	25,000	*
ALBERT ESPOSITO & MARGARET ESPOSITO JTWROS	89,647	45,600	44,047	*
MARK C LADENDORF & DEBRA LADENDORF JTWROS	95,000	60,000	35,000	*

MARK RAVICH	216,119	96,000	120,119	*
MICHAEL A LILLY REV LIV TR DTD 11-1-91 MICHAEL A LILLY TTEE	24,000	24,000	—	*

MICHAEL P HAGERTY	152,000	72,000	80,000	*

MONICA BERTSCH	53,000	36,000	17,000	*

NATIONWIDE FLEET SERVICES INC	48,000	48,000	—	*

NEAL GOLDMAN	703,000	288,000	415,000	*

NINA B SANDO	71,500	36,000	35,500	*

SCOT HOLDING INC	120,000	120,000	—	*

PAT S MCCRORY	39,000	24,000	15,000	*

PAUL S BARON	44,000	24,000	20,000	*

PAUL SEID	409,000	264,000	145,000	*

PETER C MURPHY	126,100	60,000	66,100	*

PETER FITZPATRICK	41,030	36,000	5,030	*
RALPH J CUOMO AND LESLIE L CUOMO COTEES THE CUOMO FAMILY TRUST DTD 11/21/2006	29,000	24,000	5,000	*

RANDALL S KNOX	46,000	36,000	10,000	*
RAY W CRUZ	120,000	120,000	—	*

RAYMOND M BEEBE & JOAN P BEEBE JTWROS	148,047	84,000	64,047	*
ALVIN R BONNETTE REV TRUST U A DTD 1/31/85 ALVIN R BONNETTE TTEE	119,619	72,000	47,619	*

RICHARD DUKE	153,619	96,000	57,619	*
RICHARD A KRAEMER TRUST U A/D 12-23-96 RICHARD A KRAEMER TTEE	56,400	24,000	30,000	*

RICHARD L KEISTER LINDA J KEISTER JT TEN	48,000	48,000	—	*

RICHARD C CLAYTON	185,004	180,000	5,004	*
RICHARD SHERMAN NICHOLAS SHERMAN TEN COM	120,000	120,000	—	*
ESTATE OF MARY EDMONDSON ROBERT EDMONDSON EXECUTOR	48,000	48,000	—	*

ROBERT KOSKI	109,300	55,200	54,100	*

ROBERT LONZE	35,200	33,600	1,600	*
ROBERT W MAIN TTEE UNDER THE ROBERT W MAIN TRUST DTD 9/7/05	130,000	120,000	10,000	*
RODNEY G SNOW & BARBARA M SNOW JTWROS	41,000	24,000	17,000	*
ROGER W. LUNSTRA AND JOYCE M. LUNSTRA LIVING TRUST DTD 6/15/07 ROGER W. LUNSTRA AND JOYCE M LUNSTRA CO-TEES	106,809	48,000	58,809	*

RONALD JOHNSON	53,407	24,000	29,407	*
SAMUEL E LEONARD TRUST UAD 2-5-90 SAMUEL E LEONARD TTEE	33,523	24,000	9,523	*

SAMUEL MARK ADKINS	96,000	96,000	—	*

SCOTT J ISAAK	68,000	48,000	20,000	*

SCOTT REYNOLDS	24,000	24,000	—	*
SHADOW CAPITOL LLC ATTN B KENT GARLINGHOUSE	366,609	180,000	186,609	*

STANLEY A BORNSTEIN	28,380	24,000	4,380	*

STEPHEN C RADOCCHIA	64,000	36,000	28,000	*
STEVE REDMON & BRENDA REDMON JT TEN WROS	39,000	24,000	15,000	*

STEVEN A BOGGS	88,000	48,000	40,000	*

FAR VENTURES LLC	24,000	24,000	—	*

TAD WILSON	57,809	24,000	33,809	*

THOMAS J BEAN	96,000	96,000	—	*

TOM H BARRETT	64,000	24,000	40,000	*

TOM C MINA	65,500	60,000	5,500	*

THOMAS L RYAN	28,000	24,000	4,000	*
WALTER T PARKES	54,000	24,000	30,000	*

WOODROW W GUNTER II	192,000	24,000	168,000	*

WULF PAULICK & RENATE PAULICK JT/WROS	105,047	36,000	69,047	*

ZANETT OPPORTUNITY FUND LTD	600,000	600,000	—	*
IRA FBO ANGEL ROSARIO PERSHING LLC AS CUSTODIAN ROLLOVER ACCOUNT	88,000	48,000	40,000	*
IRA FBO DAVID RANDOM PERSHING LLC AS CUSTODIAN	56,000	36,000	20,000	*
IRA FBO DONALD B KENT PERSHING LLC AS CUSTODIAN	41,500	24,000	17,500	*
SEP FBO ED BRODY PERSHING LLC AS CUSTODIAN	76,571	48,000	28,571	*
IRA FBO JOHN S TSCHOHL PERSHING LLC AS CUSTODIAN ROTH ACCOUNT	24,000	24,000	—	*
IRA FBO RAY W CRUZ PERSHING LLC AS CUSTODIAN	82,900	62,400	20,500	*
BILLINGS FAMILY REVOCABLE TRUST UAD 05/20/91 J S BILLINGS & M D BILLINGS TTEES AMD 03/18/03	24,000	24,000	—	*

MICHAEL DUNHAM	309,238	168,000	141,238	*

LUCILLE SOLOMON	92,000	72,000	20,000	*

(1)	Includes an aggregate of 1,574,000 shares of common stock issuable to the selling stockholders upon the exercise of warrants which were granted in connection with the private placement completed on March 12, 2010.
(2)	Assumes the sale by stockholder of all shares registered hereunder.
(3)	* denotes less than 1%.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders and issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the shares of common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may occur in transactions, which may involve crosses or block transactions. The selling stockholders may sell the securities being offered hereby, from time to time, in one or more of the following ways:

•	on any national securities exchange (including the NYSE Amex Exchange) or quotation service on which the securities may be listed or quoted at the time of sale;

•	directly to one or more purchasers;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•

through broker-dealers, who may act as agents or principals, including a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through agents;

•	in privately negotiated transactions;

•	in any combination of these methods of sale; or,

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

DESCRIPTION OF CAPITAL STOCK

On March 12, 2010, we entered into Unit Purchase Agreements with certain accredited investors for the private placement of the Company’s units, consisting of one share of the Company’s common stock, and a common stock purchase warrant, which entitles the holder to purchase one-fifth of one share of common stock. The warrants have an exercise price of $0.75 per full share of common stock and are exercisable beginning six months from the warrant issuance date for a period of five years from the warrant issuance date. Purchase and sale of the aggregate of 8,260,000 shares of the Company’s common stock and warrants to purchase 1,652,000 shares of our common stock resulted in gross proceeds of $4,130,000. In addition, Taglich Brothers, Inc. received warrants to purchase 578,200 shares of our common stock and approximately $289,000 for acting as the placement agent for the private placement. Net proceeds to the Company were approximately $3,700,000 after the deduction of placement agent fees and other offering costs. As requested by the holders thereof, 390,000 of the 8,260,000 shares of our common stock sold in the private placement are not being registered hereunder. Similarly, 78,000 shares of common stock underlying warrants held by such holders, and 578,200 shares of common stock underlying the warrant issued to Taglich Brothers, Inc. are not being registered hereunder.

We are authorized to issue up to 100,000,000 shares of common stock. As of March 31, 2010, we had 49,572,555 shares of our common stock issued and outstanding.

Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of stockholders. Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available therefore and, upon liquidation, to receive pro rata all of our assets, if any, available for distribution after the payment of creditors.

The warrants issued to the selling stockholders entitle such selling stockholders to purchase, beginning six months from the warrant issuance date, for a period for a of five years, up to 1,574,000 shares of our common stock at an exercise price equal to $0.75 per share. All of the warrants contain adjustment provisions upon the occurrence of stock splits, stock dividends, combinations, reclassification or similar events involving our capital stock. If we subsequently issue shares of our common stock at a price that is less than the exercise price of the warrants, then the exercise price of the warrants will be reduced according to the formula described in the warrant.

The description of our capital stock does not purport to be complete and is qualified in all respects by reference to our Certificate of Incorporation, as amended, and Bylaws, as amended, the Delaware General Corporation Law, the Unit Purchase Agreements, the Common Stock Purchase Warrants, and our Registration Statement on Form 8-A filed with the SEC on February 3, 2004, including any amendments or reports filed for the purpose of updating this information. Forms of the Warrant and Unit Purchase Agreement are included as Exhibits 4.1, 10.1, and 10.2, to the registration statement of which this prospectus forms a part and are incorporated herein by reference. See “Where You Can Find More Information.”

LEGAL MATTERS

Garvey Schubert Barer will pass upon the validity of the shares of common stock and certain other matters in connection with the offering.

EXPERTS

The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus. You should review that information to understand the nature of any investment by you in our common stock. Information we file with the SEC in the future will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to effectiveness of the registration statement:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•	Our Current Reports on form 8-K filed with the SEC on January 4, 2010, February 18, 2010, March 8, 2010, March 15, 2010, March 16, 2010, March 24, 2010 (Item 1.02) and May 6, 2010;

•

The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 3, 2004, including any amendments or reports filed for the purpose of updating this information;

•	Our Proxy Statement on Schedule 14A filed with the SEC on April 26, 2010.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference herein.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

SCOLR Pharma, Inc., 19204 North Creek Parkway, Suite 100, Bothell, WA 98011, Attention: Chief Financial Officer, Telephone: (425) 368-1050.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference facilities at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference rooms. Our SEC filings are also available to the public free of charge at the SEC’s web site at http://www.sec.gov and at our website at http://www.scolr.com.

This prospectus is a part of the registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. You should refer to the registration statement for additional information about us and the securities being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR

SECURITIES ACT LIABILITIES

The Delaware General Corporations Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement that may have a later date. The selling stockholders are not making an offer of the common stock in any state where the offer is not permitted.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

SCOLR PHARMA, INC.

9,444,000 shares of common stock

PROSPECTUS

                         , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following statement sets forth the estimated amounts of expenses to be borne by the Company in connection with the offering described in this Registration Statement:

Registration Fee Under Securities Act	$815
AMEX Listing Fee	$45,000
Legal Fees and Expenses*	$82,000
Accounting Fees and Expenses*	$3,400
Printing and Mailing Costs*	$485
Placement Agent Fees	$289,000
Miscellaneous Fees and Expenses*	$9,300

Total	$430,000

*	Estimated

Item 15.	Indemnification of Directors and Officers

Our certificate of incorporation provides that our directors shall not be personally liable for breach of her or his fiduciary duty unless the breach involves: (i) the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

The effect of this provision is to eliminate our rights and the rights of our stockholders through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director including breaches resulting from negligent or grossly negligent behavior except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect our or our stockholder’s ability to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

Our bylaws require us to indemnify and hold harmless certain persons from personal liability incurred as a result of their position with us or certain other entities. This provision extends to our current and former directors and officers and persons serving other entities on our behalf. The provision requires us to indemnify such persons to the full extent authorized by the Delaware General Corporation Law (the “General Corporation Law”).

Section 145 of the General Corporation Law generally permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position with the company. However, such indemnification is permitted only if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We maintain a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by us.

See also the undertakings set out in response to Item 17 herein.

Item 16.	Exhibits

The exhibits filed as a part of this Registration Statement are as follows:

			Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date
4.1	Certificate of Incorporation of SCOLR Pharma, Inc. as amended		10-QSB	3	001-31982	8/13/2004

4.2	Bylaws of SCOLR Pharma, Inc. as amended		10-QSB	3	001-31982	5/17/2004

5.1	Opinion of Garvey Schubert Barer	†

10.1	Form of Unit Purchase Agreement dated March 12, 2010.		10-K	10.43	001-31982	3/24/2010

10.2	Form of Common Stock Purchase Warrant dated March 12, 2010.		10-K	10.44	001-31982	3/24/2010

23.1	Consent of Grant Thornton LLP	X

23.2	Consent of Garvey Schubert Barer (included in Exhibit 5.1)	†

†	Previously filed.

Item 17.	Undertakings

a. The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

e. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

h. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on May 18, 2010.

SCOLR PHARMA, INC. (Registrant)

May 18, 2010	By:	/S/ RICHARD M. LEVY
Richard M. Levy
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.:

Signature	Title	Date

/S/ STEPHEN J. TURNER	President and Chief Executive Officer	May 18, 2010
Stephen J. Turner	(Principal Executive Officer)

/S/ RICHARD M. LEVY	Vice President of Finance and Chief	May 18, 2010
Richard M. Levy	Financial Officer (Principal Financial and
Accounting Officer)

/S/ RANDALL L-W. CAUDILL	Director	May 18, 2010
Randall L-W. Caudill

/S/ HERBERT L. LUCAS, JR.	Director	May 18, 2010
Herbert L. Lucas, Jr.

/S/ BRUCE S. MORRA	Director	May 18, 2010
Bruce S. Morra

/S/ WAYNE L. PINES	Director	May 18, 2010
Wayne L. Pines

/S/ JEFFREY B. REICH	Director	May 18, 2010
Jeffrey B. Reich

/S/ MICHAEL N. TAGLICH	Director	May 18, 2010
Michel N. Taglich